Exhibit 18

February 18, 2014

The Mosaic Company

Plymouth, Minnesota

Ladies and Gentlemen:

We have audited the consolidated balance sheets of The Mosaic Company (the Company) as of December 31, 2013, May 31, 2013, and 2012, and the related consolidated statements of earnings, comprehensive income, cash flows, and equity for the seven-month period ended December 31, 2013, and each of the years in the three-year period ended May 31, 2013, and have reported thereon under date of February 18, 2014. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s Transition Report on Form 10-K for the seven-month period ended December 31, 2013. As stated in note 10 to those financial statements, the Company changed the date of its annual assessment of goodwill impairment from November 30 to October 31 and states that the change in method of applying the accounting principle is a preferable alternative as the new date of the assessment better coincides with the Company’s annual budgeting and five-year planning processes. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP

Minneapolis, Minnesota

February 18, 2014